Filed pursuant to Rule 433

September 8, 2025

Relating to

Preliminary Prospectus Supplement dated September 8, 2025

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583

Duke Energy Corporation

$1,000,000,000 4.95% Senior Notes due 2035
$750,000,000 5.70% Senior Notes due 2055

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	September 8, 2025
Settlement Date:	September 11, 2025 (T+3)
Expected Ratings (Moody’s/S&P)*:	Baa2 (stable) / BBB (stable)
Security Description:	4.95% Senior Notes due 2035 (the “2035 Notes”) 5.70% Senior Notes due 2055 (the “2055 Notes” and, together with the 2035 Notes, the “Notes”)
Principal Amount:	2035 Notes: $1,000,000,000 2055 Notes: $750,000,000
Interest Payment Dates:	Payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2026.
Maturity Date:	2035 Notes: September 15, 2035 2055 Notes: September 15, 2055
Benchmark Treasury:	2035 Notes: 4.250% due August 15, 2035 2055 Notes: 4.750% due May 15, 2055
Benchmark Treasury Yield:	2035 Notes: 4.042% 2055 Notes: 4.687%
Spread to Benchmark Treasury:	2035 Notes: +95 bps 2055 Notes: +103 bps
Yield to Maturity:	2035 Notes: 4.992% 2055 Notes: 5.717%

Coupon:	2035 Notes: 4.95% 2055 Notes: 5.70%
Price to the Public:	2035 Notes: 99.672% per 2035 Note (plus accrued interest, if any, from September 11, 2025) 2055 Notes: 99.757% per 2055 Note (plus accrued interest, if any, from September 11, 2025)
Redemption Provisions:

2035 Notes: Prior to June 15, 2035 (the date that is three months prior to the maturity date of the 2035 Notes (the “2035 Par Call Date”)), the Issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•                    (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Notes matured on the 2035 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2035 Notes plus 15 basis points less (b) interest accrued to the redemption date; and

•                   100% of the principal amount of the 2035 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2035 Par Call Date, the Issuer may redeem the 2035 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2055 Notes: Prior to March 15, 2055 (the date that is six months prior to the maturity date of the 2055 Notes (the “2055 Par Call Date”)), the Issuer may redeem the 2055 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•                    (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2055 Notes matured on the 2055 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury

                       Rate applicable to the 2055 Notes plus 20 basis points less (b) interest accrued to the redemption date; and

•                    100% of the principal amount of the 2055 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2055 Par Call Date, the Issuer may redeem the 2055 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2055 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	2035 Notes: 26441C CJ2 / US26441CCJ27 2055 Notes: 26441C CK9 / US26441CCK99
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC BNY Mellon Capital Markets, LLC Huntington Securities, Inc. Regions Securities LLC WauBank Securities LLC

______________________

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; Goldman Sachs & Co. LLC toll-free at (866) 520-4056; Mizuho Securities USA LLC toll-free at (866) 271-7403; MUFG Securities Americas Inc. toll-free at (877) 649-6848; PNC Capital Markets LLC toll-free at (855) 881-0697; Truist Securities, Inc. toll-free at (800) 685-4786; or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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